STATEMENT OF FINANCIAL CONDITION

Ivy Hill IRBD, LLC
December 31, 2021
With Report of Independent Registered Public Accounting Firm
Filed as PUBLIC Information Pursuant Rule 17a-5(d) Under the
Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70544

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 12/04/20 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ivy Hill IRBD, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

267 Ivy Hill Road
(No. and Street)

Ridgefield	Connecticut	06877
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Butler	212-751-4422	mbutler@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

30 South Wacker	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Keri Gammill, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ivy Hill IRBD, LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JENNIFER LENA KOUDSI
Notary ID #128873708
My Commission Expires
February 8, 2024

Signature: Keri L. Gammill

Title: Co-Founder

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ivy Hill IRBD, LLC
(A Limited Liability Company)

Financial Statement and Supplemental Information

December 31, 2021

Contents



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Managing Members of Ivy Hill IRBD, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ivy Hill IRBD, LLC (the Company) as of December 31, 2021, and the related notes to the financial statement. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2021.

Chicago, Illinois
March 29, 2022

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING


Ivy Hill IRBD, LLC
(A Limited Liability Company)

Statement of Financial Condition

December 31, 2021


Assets

Cash	$	124,694
Accounts receivable		111,344
Prepaid expenses		84,431
Total assets	$	320,469

Liabilities and Members' equity

Accrued expenses and other liabilities	$	39,749
Total liabilities		39,749
Members' equity		280,720
Total liabilities and Members' equity	$	320,469

See accompanying notes to financial statement.

Ivy Hill IRBD, LLC
(A Limited Liability Company)

Notes to Financial Statement

December 31, 2021

1. Organization

Ivy Hill was formed on May 18, 2020 as a Delaware LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), registered on December 4, 2020. The Company acts as a capital acquisition broker ("CAB") that includes as part of its services the marketing of private placements to institutional investors and some high net worth investors.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared in accordance with United States Generally Accepted Accounting Principles (GAAP).

Income Taxes

The Company is taxed as a partnership for U.S. income tax purposes and has no federal or state income tax liability. Company's income is included in the federal and state income tax returns of its members. At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company has adopted Accounting Standards Update No. 2014- 09 Revenue from Contracts with Customers and the additional related ASUs ("ASC 606") which replaced previous revenue guidance and outlined a single set of comprehensive principles for recognizing revenue under GAAP. The Company had receivables of $40,000 and $111,344 related to revenue with customers as of December 4, 2020 and December 31, 2021, respectively.

The adoption of ASC 606 represents a change in accounting principle that will more closely align revenue recognition with the delivery of the Company's goods and services and will provide the financial statement readers with enhanced disclosures. Interest income is scoped out of ASC 606.

These standards provide guidance on recognizing revenue, including a five-step method to determine when revenue recognition is appropriate. Accordingly, the Company follows these steps in recognizing revenue from its contracts with customers:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations

Step 5: Recognize revenue as the Company satisfies a performance obligation

Capital acquisition and Consulting fees

Capital acquisition fee revenue from investment banking and consulting fees are recorded in accordance with the terms of the related investment banking and consulting service agreements. These agreements are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. The Company believes that the transaction date is the appropriate point in time to recognize revenue for investment banking and consulting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of either the offering or transaction at that point. However, for certain contracts, revenue is recognized over time for consulting arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

3. Related parties

The Company's founding members receive monthly guaranteed payments as form of compensation. As of December 31, 2021, $25,000 of prepaid expenses were related to guaranteed payments.

4. Regulatory Requirements

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the Act) and, as such, must comply with the rules and regulations thereunder. Pursuant to the net capital provisions of Rule 15c3-1 under the Act, the Company is required to maintain minimum net capital (as defined) equal to the greater of $5,000 or 12-1/2 percent of aggregate indebtedness (basic method). As of December 31, 2021, the Company had net capital of $84,945, which was $79,945 in excess of its required minimum net capital of $5,000. The Company was in compliance with such requirements. The Company will not make withdrawals that will render the Company net capital deficient.

5. Concentration of Credit Risk

The Company maintains its cash and cash equivalents with one financial institution, which at times may exceed federal insured limits.

6. Indemnifications

From time to time, the Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of business. The Company is not aware of any material contingencies relating to such matters that would require accrual or disclosure in the financial statements or their notes as of December 31, 2021.

7. Subsequent Events

The Company has evaluated subsequent events through March 29, 2022, the date as of which these financial statements were issued and has determined that there are no additional subsequent events, occurring during such period that would require recognition or disclosure in these financial statements.